Exhibit 21.1

SUBSIDIARIES OF BIOHAVEN PHARMACEUTICAL HOLDING COMPANY LTD.

Name	Jurisdiction of Incorporation
Biohaven Pharmaceuticals, Inc.	Delaware
Biohaven Pharmaceutical Product No.1000 Ltd	British Virgin Islands
Biohaven Pharmaceutical Product No.2000 Ltd	British Virgin Islands